                                                                 EXHIBIT (a)(28)

                                     LOGO
                           Hilton Hotels Corporation

CORPORATE NEWS



                              CONTACT: Marc Grossman
                                       Sr. Vice President - Corporate Affairs
                                       310-205-4030

                                       Kathy Shepard
                                       Vice President - Corporate Communications
                                       310-205-7676

                                       Joele Frank
                                       Abernathy MacGregor
                                       212-371-5999

               HILTON INCREASES OFFER TO ACQUIRE ITT CORPORATION
               -------------------------------------------------

        Beverly Hills, Calif., August 6, 1997 -- Hilton Hotels Corporation (NYSE:HLT) said today that it has increased to $70 per share its offer to acquire ITT Corporation (NYSE:ITT) in a combination cash and stock transaction. The new price, which represents a 64 percent premium over ITT's trading price prior to the original commencement of Hilton's $55 per share offer in January, brings the consideration to approximately $8.3 billion. The total transaction, including assumption of ITT's outstanding debt, would be valued at approximately $11.5 billion.

        The company further announced that it will be amending its cash tender for a majority of the shares of ITT to offer $70 per share. Following consummation of the tender offer, Hilton would then complete a second-step merger in which the remaining ITT shares would be converted into shares of Hilton common stock having a value of $70 per ITT share, subject to appropriate collar provisions. Hilton made the new proposal via a letter sent today to ITT's Board of Directors.

        "Having had the opportunity to review ITT's partial tender offer and break-up plan, we believe our revised offer represents a full and attractive price for ITT shareholders and is vastly superior to the plan announced by ITT last month," said Stephen F. Bollenbach, president and chief executive officer of Hilton Hotels Corporation.

        "In addition, the expected significant cost savings and synergies involved in this combination will serve to create maximum value for shareholders," he said. "In view of our revised offer and the compelling economic benefits to be realized by bringing together these two companies, the time has come for Hilton and ITT ro reach a prompt agreement to expedite this transaction."


                                    -more-

                              WORLD HEADQUARTERS
9336 Civic Center Drive, Beverly Hills, California 90210  Telephone 310-205-4545
                          Reservations 1-800-HILTONS

Hilton Increases Offer for ITT
2-2-2


        Bollenbach added that the transaction as structured is expected to be non-dilutive to Hilton's earnings in 1998 and accretive thereafter, and is designed to preserve Hilton's investment grade credit rating.

        "Value creation for the shareholders of both companies is the number one objective of this transaction," he said. "We are in a unique position to deliver that value by virtue of our articulated, focused and achievable growth strategy, strong balance sheet and our management's proven history of creating shareholder value."



                                     # # #

NOTE TO EDITORS: The full text of Mr. Bollenbach's letter to the ITT Board of --------------- Directors is attached.

                                     LOGO
                           Hilton Hotels Corporation

                                 Office of the
                     President and Chief Executive Officer


August 6, 1997




Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

Hilton is today announcing an increase in its offer for all of ITT Corporation to $70 per share. This represents a 64% premium over ITT's trading price prior to the original commencement of our offer in January. We will be amending our cash tender offer for a majority of the shares of ITT to offer $70 per share. Following consummation of the tender offer, we would then complete a second-step merger in which the remaining ITT shares would be converted into shares of Hilton common stock having a value of $70 per ITT share, subject to appropriate collar provisions.

We believe our revised offer represents a full and attractive price for your shareholders, and is demonstrably superior to the partial tender offer and break-up plan announced by ITT last month. The combination of Hilton and ITT--which includes significant cost savings and synergies unique to this combination--will bring maximum value to our respective shareholders. I hope that you will agree, in light of our revised offer, that the time has come for us to reach a prompt agreement to expedite this transaction.

I look forward to hearing from you or your advisors.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

                              WORLD HEADQUARTERS
9336 Civic Center Drive, Beverly Hills, California 90210  Telephone 310-278-4321